UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549

                                               FORM 144/A

                                  NOTICE OF PROPOSED SALE OF SECURITIES
                          PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

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ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing            OMB APPROVAL
an order with a broker to execute sale or executing a sale directly with a market maker.          OMB Number:     3235-0101
                                                                                                  Expires:   December 31, 2006
                                                                                                  Estimated average burden
                                                                                                  hours per response..........4.47
                                                                                                           SEC USE ONLY
                                                                                                  DOCUMENT SEQUENCE NO.

                                                                                                  CUSIP NUMBER

1  (a)  NAME OF ISSUER  (Please type or print)     (b) I.R.S. IDENT. NO.   (c) S.E.C. FILE NO.    WORK LOCATION
          Trans World Entertainment Corporation          14-1541629              000-14818

1  (d)  ADDRESS OF ISSUER           STREET          CITY          STATE          ZIP CODE         (e) TELEPHONE NO.
          38 Corporate Circle                      Albany          NY              12203
                                                                                                      AREA CODE       NUMBER
                                                                                                        (518)       452-1242

2  (a)                             (b) I.R.S. IDENT. NO.    (c) RELATIONSHIP   (d)  ADDRESS STREET   CITY     STATE       ZIP CODE
 PERSON FOR WHOSE ACCOUNT THE                                   TO ISSUER
    SECURITIES ARE TO BE SOLD
      Van Kampen Senior Loan Fund           36-6911789        Affiliate         1221 Avenue of the Americas, New York, NY 10020
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
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
 File Number
             (b)                                  (c)                                                                 (g)
3 (a)        Name and Address of Each             Number of        (d)              (e)              (f)              Name of Each
Title of the  Broker Through Whom the SEC USE     shares           Aggregate        Number of Shares Approximate      Securities
Class of      Securities are to be     ONLY       or Other Units   Market           or Other Units   Date of Sale     Exchange
Securities    Offered to Each Market              To Be Sold       Value            Outstanding      (See instr.3(f)) (See
To Be Sold    Maker who is Acquiring              (See instr.3(c)) (See instr.3(d)) (See instr.3(e)) (MO. DAY YR.)     instr.3(g))
              the Securities
                                      Broker-
                                      Dealer
                                      File Number
Common Stock Jefferies & Company, Inc             306,263        $174,876,184.42     30,626,302       07/21/2006       NYSE
             11100 Santa Monica Blvd
             Los Angeles, CA 90025

             Knight Equity Markets, L.P.
             525 Washington Blvd
             Jersey City, NJ 07310

             UBS
             677 Washington Blvd
             Stamford, CT 06901

             JP Morgan Chase & Co.
             270 Park Avenue
             New York, NY 10017

             Lehman Brothers
             745 Seventh Avenue
             New York, NY 10019

             Citigroup
             399 Park Avenue
             New York, NY 10043

             Goldman, Sachs & Co.
             85 Broad Street
             New York, NY 10004
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INSTRUCTIONS:
1. (a)Name of issuer.                            3. (a)Title of the class of securities to be sold
   (b)Issuer's IRS Identification Number.           (b)Name and address of each broker through whom the securities are intended to be sold.
   (c)Issuer's SEC file number, if any.             (c)Number of shares or other units to be sold (if debt
                                                        securities, give the aggregate face amount).
   (d)Issuer's address, including zip code.         (d)Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing
   (e)Issuer's telephone number, including area     (e)Number of shares or other units of the class outstanding, or
       code.                                            if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by
                                                        the issuer.
2. (a)Name of person for whose account the          (f)Approximate date on which the securities are to be sold.
      securities are to be sold.
   (b)Such person's I.R.S. Identification           (g)Name of each securities exchange, if any, on which the
      number, if such person is an entity.             securities are intended to be sold.
   (c)Such person's relationship to the issuer
      (e.g., officer, director, 10 percent        Potential persons who are to respond to the collection of
      stockholder, or member of immediate         information contained   in this form are not required to respond
      family of any of the foregoing).            unless the form displays a currently valid OMB control number.
   (d)Such person's address, including zip code.
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
                                              TABLE I--SECURITIES TO BE SOLD
              Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the Payment of all or any part of the purchase price or other consideration therefor:

                                                                           Name of Person
                                                                              From Whom     Amount of
        Title of            Date You     Nature of Acquisition Transaction     Acquired     Securities  Date of   Nature of
        the Class            Acquired                                      (If Gift, Also    Acquired    Payment   Payment
                                                                            Give Date Donor
                                                                               Acquired)

                                                                             Trans World
                                                                            Entertainment                           Share
      Common Stock           04/22/1999           Share Exchange             Corporation    3,789,962   04/22/1999  Exchange
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
INSTRUCTIONS:  1. If the securities were purchased and full payment         2. If within two years after the acquisition
                   therefore was not made in cash at the time of purchase,      of the securities the person for whose
                   explain in the table or in a note thereto the nature of      account they are to be sold had any
                   the consideration given. If the consideration consisted      short positions, put or other option to
                   of any note or other obligation, or if payment was made      dispose of securities referred to in
                   in installments describe the arrangement and state when      paragraph (d)(3) of Rule 144, furnish
                   the note or other obligation was discharged in full or       full information with respect thereto.
                   the last installment paid.
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
                                 TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish The Following Information as to All Securities of The Issuer Sold During The Past Three Months By The Person For
                                      Whose Account The Securities Are To Be Sold.
                                                                                   Amount of
 Name and Address of Seller    Title of Securities To Be Sold.   Date of Sale   Securities Sold   Gross Proceeds
                                                                   4/24/2006         25,000         138,590.00
                                                                   4/26/2006          2,500          13,750.00
                                                                   4/27/2006         21,980         118,702.99
                                                                   4/28/2006            100             540.00
                                                                   5/1/2006             700           3,780.00
                                                                   5/5/2006           2,200          11,880.00
                                                                   5/5/2006          25,000         135,432.50
                                                                   5/8/2006             800           4,320.00
                                                                   5/9/2006             363           1,960.20
 Van Kampen Senior Loan Fund   Common Stock                        5/18/2006         25,000         135,192.50
 1221 Avenue of the Americas                                       5/18/2006         25,000         136,075.00
 New York, NY 10020                                                5/18/2006         25,000         137,620.00
                                                                   5/18/2006         23,837         130,278.74
                                                                   5/19/2006         25,000         135,340.00
                                                                   5/19/2006         16,800          90,941.76
                                                                   5/19/2006         25,000         135,380.00
                                                                   5/22/2006         53,783         297,758.82
                                                                   5/22/2006          8,200          44,784.30
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
REMARKS:

INSTRUCTIONS:                                       ATTENTION:
See the definition of "person" in paragraph (a) of  The person for whose account the securities to which this notice
Rule 144. Information is to be given not only as    relates are to be sold hereby represents by signing this notice
to the person for whose account the securities      that he does not know any material adverse information in regard to
are to be sold but also as to all other persons     the current and prospective operations of the issuer of the
included in that definition. In addition,           securities to be sold which has not been publicly disclosed.
information shall be given as to sales by all
persons whose sales are required by paragraph (e)
of Rule 144 to be aggregated with sales for the
account of the person filing this notice.


                July 21, 2006                                                /s/ Debra Rubano
----------------------------------------------                       --------------------------------
                DATE OF NOTICE                                                  (SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
                         Any copies not manually signed shall bear typed or printed signatures.

           ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                                 (SEE 18 U.S.C. 1001).
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